Exhibit 99.1

Vipshop Holdings Limited to Hold Annual General Meeting on December 6, 2024

GUANGZHOU, China, November 7, 2024 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that it will hold an annual general meeting of shareholders at Vipshop Headquarters, 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China on December 6, 2024 at 11:00 a.m., Beijing time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 12, 2024 as the record date (the “Record Date”) for determining the holders of the Company’s ordinary shares that are entitled to receive notice of, and to attend, the annual general meeting or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at https://ir.vip.com/, as well as on the SEC’s website at https://www.sec.gov/.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Jessie Zheng, Vipshop Holdings Limited, at ir@vipshop.com or by writing to:

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

Attention: Jessie Zheng

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com